UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 3)

ELIZABETH ARDEN, INC.

 (Name of Subject Company (Issuer))

NIGHTINGALE ONSHORE HOLDINGS L.P.

NIGHTINGALE OFFSHORE HOLDINGS L.P.

(Names of Filing Persons (Offerors))

NIGHTINGALE GP LLC

(Names of Filing Persons (General Partner of Offerors))

RHôNE CAPITAL IV L.P.

(Names of Filing Persons (Other Person))

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

28660G106

(CUSIP Number of Class of Securities)

Nightingale Onshore Holdings L.P.

Nightingale Offshore Holdings L.P.

c/o Rhône Capital IV L.P.

630 Fifth Avenue, Suite 2710

New York, New York 10111

Attention: M. Allison Steiner

(212) 218-6700

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Trevor S. Norwitz

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$109,514,221(1)	$14,105.44(2)

1.	Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 6,442,013 shares of Elizabeth Arden, Inc. common stock by $17.00 per share, which is the offer price.

2.	The filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2014, issued August 30, 2013, was previously paid with the original filing on Schedule TO.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$14,105.44	Filing Party:	Nightingale Onshore Holdings L.P., Nightingale Offshore Holdings L.P., Nightingale GP LLC, Rhône Capital IV L.P.
Form of Registration No.:	SC TO-T	Date Filed:	August 27, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on behalf of Nightingale Onshore Holdings L.P., Nightingale Offshore Holdings L.P. (together with Nightingale Onshore Holdings L.P., “Purchasers”) Nightingale GP LLC and Rhône Capital IV L.P. on August 27, 2014 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchasers to purchase up to 6,442,013 shares, constituting approximately 20% of the outstanding shares, of common stock, par value $0.01 per share (the “Shares”), of Elizabeth Arden, Inc., a Florida corporation (the “Company”) (including Shares underlying warrants held by Purchasers), as of the date and time of the expiration of the offer, at a purchase price of $17.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 2014 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Amendment is being filed on behalf of Purchasers, Nightingale GP LLC, and Rhône Capital IV L.P. Nightingale GP LLC is the general partner of Purchasers. All of the limited partnership interests in Purchasers are owned, directly or indirectly, by certain investment funds controlled by Rhône Capital IV L.P.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 9, and Item 11

On September 30, 2014, Purchasers issued a joint press release confirming the expiration of the Offer at midnight, New York City time, at the end of October 1, 2014.

The full text of the press release is attached as Exhibit (a)(5)(B) and is incorporated herein by reference.

Item 12 Exhibits

Exhibit 12 of the Schedule TO is hereby amended and supplemented by the addition of Exhibit (a)(5)(B) and, as so amended, is restated as follows:

Exhibit	Exhibit Name
(a)(1)(A)*	Offer to Purchase, dated August 27, 2014.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)*	Summary Newspaper Advertisement as published in The New York Times on 27.

(a)(5)(A)*	Press Release of Purchasers, dated as of September 25, 2014.

(a)(5)(B)	Press Release of Purchasers, dated as of September 30, 2014.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Securities Purchase Agreement, dated as of August 19, 2014, by and between the Company and Purchasers, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on August 19, 2014.

(d)(2)	Articles of Amendment to the Amended and Restated Articles of Incorporation of Elizabeth Arden, Inc. Designating Series A Serial Preferred Stock, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on August 19, 2014.

Exhibit	Exhibit Name
(d)(3)	Form of Warrant, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company on August 19, 2014.

(d)(4)	Shareholders Agreement dated as of August 19, 2014, by and between the Company and Purchasers, incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Company on August 19, 2014.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*         Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2014

NIGHTINGALE ONSHORE HOLDINGS L.P.

By:	NIGHTINGALE GP LLC,
its General Partner

By:	/s/ Franz-Ferdinand Buerstedde
	Name:	Franz-Ferdinand Buerstedde
	Title:	Manager

NIGHTINGALE OFFSHORE HOLDINGS L.P.

By:	NIGHTINGALE GP LLC,
its General Partner

By:	/s/ Franz-Ferdinand Buerstedde
	Name:	Franz-Ferdinand Buerstedde
	Title:	Manager

NIGHTINGALE GP LLC

By:	/s/ Franz-Ferdinand Buerstedde
	Name:	Franz-Ferdinand Buerstedde
	Title:	Manager

RHôNE CAPITAL IV L.P.

By:	RHONE HOLDINGS IV L.L.C.,
its General Partner

By:	/s/ Franz-Ferdinand Buerstedde
	Name:	Franz-Ferdinand Buerstedde
	Title:	Authorized Signatory

Exhibit Index

(a)(1)(A)*	Offer to Purchase, dated August 27, 2014.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)*	Summary Newspaper Advertisement as published in The New York Times on 27.

(a)(5)(A)*	Press Release of Purchasers, dated as of September 25, 2014.

(a)(5)(B)	Press Release of Purchasers, dated as of September 30, 2014.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Securities Purchase Agreement, dated as of August 19, 2014, by and between the Company and Purchasers, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on August 19, 2014.

(d)(2)	Articles of Amendment to the Amended and Restated Articles of Incorporation of Elizabeth Arden, Inc. Designating Series A Serial Preferred Stock, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on August 19, 2014.

(d)(3)	Form of Warrant, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company on August 19, 2014.

(d)(4)	Shareholders Agreement dated as of August 19, 2014, by and between the Company and Purchasers, incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Company on August 19, 2014.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*         Previously filed.